Darden Restaurants, Inc. has requested confidential treatment for portions of this letter pursuant to 17 C.F.R. §200.83. This letter omits confidential information that was delivered separately to the Division of Corporation Finance. Omissions are denoted by “[*]”.

February 15, 2018

By EDGAR Electronic Transmission

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:     Darden Restaurants, Inc.
Form 10-K for Fiscal Year Ended May 28, 2017
Form 10-Q for     Fiscal Quarter Ended November 26, 2017
Filed January 3, 2018
File No. 001-13666

Dear Ms. Raminpour:

We are responding to your letter dated February 2, 2018 (“Comment Letter”), in which you provided comments on the Darden Restaurants, Inc. (the “Company,” “we” or “our”) Form 10-Q for the fiscal quarter ended November 26, 2017 filed on January 3, 2018. We appreciate the Staff’s comments. For ease of reference, the Staff’s comments are repeated in boldface below, immediately followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended November 26, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses, page 26

1.
We note that your comparative discussions of costs and expenses identify multiple variables as the reasons for the period to period changes in your operating results; however, you do not quantify the impact of each of these variables. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Instruction 4 to Item 303(A) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350.

The Company acknowledges the Staff’s comments and confirms that in its future filings, when applicable, it will quantify the sources of material changes in its results of operations. Historically, when describing the various factors impacting costs and expenses we have listed such factors in relative order of magnitude. We provide below an illustrative example of disclosure language for consolidated costs and expenses that is responsive to your request. With respect to our Form 10-K for the fiscal year ended May 27, 2018 we will also revise the applicable portion of the results of operations discussion for the fiscal year ended May 28, 2017 compared to the fiscal year ended May 29, 2016.

Quarter Ended November 26, 2017 Compared to Quarter Ended November 27, 2016

Food and beverage costs decreased as a percent of sales due to 0.5% pricing and 0.5% related to cost savings initiatives, partially offset by 0.6% of unfavorable menu mix.

Restaurant labor costs increased as a percent of sales primarily due to 0.9% of wage-rate inflation and 0.4% due to the impact of Cheddar's Scratch Kitchen's higher labor costs relative to Darden legacy brands, partially offset by 1.0% of sales leverage.

Restaurant expenses (which include rent, utilities, repairs and maintenance, credit card, property tax, workers’ compensation, new restaurant pre-opening and other restaurant-level operating expenses) increased as a percent of sales primarily due to 0.2% of higher pre-opening costs and 0.2% of occupancy costs, partially offset by 0.3% of sales leverage.

Marketing expenses decreased as a percent of sales, primarily due to 0.2% of sales leverage and 0.2% related to Cheddar's Scratch Kitchen's lower marketing spend relative to the Darden legacy brands.

General and administrative expenses increased as a percent of sales primarily due to 0.3% for an unfavorable legal outcome and 0.2% of expenses related to the integration of Cheddar's Scratch Kitchen partially offset by 0.1% of sales leverage.

Depreciation and amortization expense was relatively flat as a percent of sales

2.
We note your disclosure at the bottom of page 26 that general and administrative expenses increased as a percent of sales in the quarter ended November 26, 2017 as compared to the quarter ended November 27, 2016, primarily due to an unfavorable legal outcome. Please explain to us the nature and amount of this unfavorable legal outcome. Also, please tell us why it does not appear that the legal contingency was disclosed in prior filings under ASC 450-20-50-3.

The following is an excerpt from Note 11 to our condensed consolidated financial statements in our Form 10-Q for the fiscal quarter ended February 22, 2015, regarding the referenced legal matter:

In September 2012, a collective action under the Fair Labor Standards Act was filed in the United States District Court for the Southern District of Florida, Alequin v. Darden Restaurants, Inc., in which named plaintiffs claim that the Company required or allowed certain employees at Olive Garden, Red Lobster, LongHorn Steakhouse, Bahama Breeze and Seasons 52 to work off the clock and required them to perform tasks unrelated to their tipped duties while taking a tip credit against their hourly rate of pay. The plaintiffs seek an unspecified amount of alleged back wages, liquidated damages, and attorneys’ fees. In July 2013, the United States District Court for the Southern District of Florida conditionally certified a nationwide class of servers and bartenders who worked in the aforementioned restaurants at any point from September 6, 2009 through September 6, 2012. Unlike a class action, a collective action requires potential class members to “opt in” rather than “opt out” following the issuance of a notice. Out of the approximately 217,000 opt-in notices distributed, 20,225 were returned. In June 2014, the Company filed a motion seeking to have the class decertified. In September 2014, the Court granted the Company’s motion to decertify the class which resulted in the dismissal of all opt-ins. In October 2014, the Court granted the parties’ joint motion to stay the proceedings pending completion of proceedings culminating in arbitration through the Company’s Dispute Resolution Program. In December 2014, the Court administratively closed the case. We believe that our wage and hour policies comply with the law and that we have meritorious defenses to the remaining substantive claims in this matter. An estimate of the possible loss, if any, or the range of loss cannot be made at this stage of the proceeding.

Subsequent to the ‘administrative closure’ of this matter, we began the process of addressing the individual complaints through our dispute resolution program. Since that time, we have successfully closed out nearly all of the underlying claims, none of which were significant individually, or in the aggregate, to our consolidated financial statements. [*] As neither the initial estimate nor the incremental exposure were material individually, or in the aggregate, to our consolidated financial statements, no disclosure was deemed necessary. This matter is in its final stages and no further significant impacts are expected.

We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 407-245-5892 if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By: /s/ Ricardo Cardenas
Ricardo Cardenas
Senior Vice President, Chief Financial Officer

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